FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES PRELIMINARY SECOND QUARTER RESULTS, Dated July 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: July 1, 2005

By: ___________________

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Radware Announces Preliminary Second Quarter Results, Dated July 1, 2005.

EXHIBIT 10.1

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

Radware Announces Preliminary Second Quarter Results

The Company Will Hold a Conference Call TODAY to Discuss its Preliminary Results

MAHWAH, NJ, July 1, 2005 — Radware (NASDAQ: RDWR) the leading provider of Intelligent Application Switching solutions ensuring the availability, performance and security of networked applications, today announced that it anticipates that revenue and earnings for second quarter 2005 will be below market expectations. Company revenues are expected to be approximately 17.5 million dollars, and the earning per share is anticipated to be in the range of 3 to 5 cents.  The Company had previously projected revenues of approximately 21 million dollars, and the earnings per share to be in the range of between 23 and 24.

“We are very disappointed with our results for the second quarter. We experienced significant and continuous delays in the closing of projects, especially during the month of June” said Roy Zisapel, President and CEO of Radware. “We believe the change in our estimates is attributed primarily to the recent acquisition activity in the overall application networking space. We have seen a lot of confusion with our customers, resellers and value added distributors, as they sought to get a better understanding of the recent changes in the market and the impact on their procurement and business decisions”.

He concluded, “We are currently assessing the market situation and are in the process of determining the actions that need to be taken in order to resume growth and profitability.”

Radware will hold a Conference Call TODAY to discuss its preliminary financial results.

DATE: FRIDAY, JULY 1

TIME:  8:30 AM (EDT)

PARTICIPANTS IN THE US CALL:

TOLL FREE, 1-888-428-4479

PARTICIPANTS INTERNATIONALLY CALL:

1-612-332-0725

POST VIEW (REPLAY)

FRIDAY, JULY 1, THRU FRIDAY, JULY 8, 2005

US PARTICIPANTS CALL: 1-800-475-6701

INTERNATIONAL PARTICIPANTS CALL: 1-320-365-3844

POST VIEW LISTENERS USE RESERVATION NUMBER 788593

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the full availability, maximum performance and complete security of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry meeting application needs at every critical point across the network including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, our ability to address the changing circumstances in our industry as a result of recent consolidation in our space, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware’s filings with the Securities and Exchange Commission, including Radware’s Form 20-F.